SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File Number 0-24091
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR
          For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
          For the Transition Period Ended: ____________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
PART I
REGISTRANT INFORMATION
Full name of registrant:     Tweeter Home Entertainment Group, Inc.
Former name if applicable:

Address of principal executive office (Street and number):	40 Pequot Way
Canton, MA 02021
PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The registrant is unable to file timely its Annual Report on Form 10-K because its audited financial statements for the year ended September 30, 2006 are not yet finalized. The registrant believes that it will be in a position to be able to file its Annual Report on Form 10-K on or before the extended deadline of December 29, 2006.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
Gregory Hunt    (781) 830-3000
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑     Yes     ☐     No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑     Yes     ☐     No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant previously announced its unaudited fiscal year-end 2006 financial results by press release dated December 6, 2006, a copy of which press release was furnished as an exhibit to a current report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2006. Such unaudited results reflected various changes in the registrant’s results of operations from the previous year, the more significant of which were summarized in the text portion of the press release. The registrant does not expect that the audited financial statements that will be included in its Form 10-K for the year ended September 30, 2006 will reflect any material differences from the result of operations reflected in such unaudited results.

Tweeter Home Entertainment Group, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 14, 2006	By:	/s/ Gregory Hunt
		Name:	Gregory Hunt
		Title:	Chief Financial Officer